UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0116 Expires: March 31, 2000 Estimated average burden hours per response. . . 9.90
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

IMPERIAL TOBACCO GROUP PLC

(Translation of registrant’s name into English)

Upton Road, Bristol BS99 7UJ, England

(Address of principle executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Attached to this 6-K are the following items:

Exhibit

99.1	Director/PDMR Shareholding – November 2, 2005
99.2	Transaction in Own Shares – November 2, 2005
99.3	Transaction in Own Shares – November 4, 2005
99.4	ECJ Ruling – November 10, 2005
99.5	Announcement re Singles – November 18, 2005
99.6	Impact of IFRS – November 24, 2005
99.7	Transaction in Own Shares – November 25, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERIAL TOBACCO GROUP PLC
(Registrant)

Date	December 1, 2005	By	/s/ TREVOR WILLIAMS
Trevor Williams
Deputy Company Secretary